Rockyview Energy

SEC MAIL PROCESSING
RECEIVED
OCT 1 7 2007
WASH, D.C.
186
SECTION

07027353

October 16, 2007

SUPPL

VIA FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Filing Desk

Re: Amended Application for Rule 12g3-2(b) Exemption by Rockyview Energy Inc. – File No. 082-34899

Dear Sir/Madam:

We hereby amend the application for a Rule 12g3-2(b) exemption for Rockyview Energy Inc. (the "Company") to allow for the electronic publication of the Company's home country documents pursuant to Rule 12g3-2(f) under the U.S. Securities Exchange Act of 1934. The Company has published, and will continue to publish, its home country documents on the System for Electronic Document Analysis and Retrieval ("SEDAR"), which documents are available under the Company's name at www.sedar.com.

ROCKYVIEW ENERGY INC.

By: [signature]
Name: Alan MacDonald
Title: Vice President, Finance & Chief Financial Officer

PROCESSED
OCT 2 3 2007
THOMSON
FINANCIAL

10/19

END

2250, 801 6th Avenue S.W., Calgary, AB T2P 3W2
PHONE: (403) 538-5000 ▲ FAX: (403) 538-5050 ▲ EMAIL: invest@rockyviewenergy.com ▲ WEBSITE: www.rockyviewenergy.com